Exhibit 10.29

November 13, 2013

Mr. Gregory Schiffman

XXXXXXXXX

XXXXXXXXX

Dear Greg,

On behalf of StemCells, Inc., I am pleased to offer you the position of Chief Financial Officer and Executive Vice President of Finance on the following terms and conditions:

(1)	Job Responsibilities. Unless otherwise agreed in writing, your first day of employment will be January 1, 2014. You will report directly to me and work at our offices located at 7707 Gateway Blvd in Newark, California. Initially your duties and responsibilities will include, but will not be limited to: (1) management of the Company’s Finance Department, (2) financial reporting and controls, (3) economic strategy and forecasting, (4) investor relations, (5) corporate communications, (6) budgeting and financial analysis, and (7) information technology oversight.

(2)	Salary. Beginning on your first day of employment, your base salary will be at the rate of $450,000 per year, paid bi-weekly, every other Friday. In addition, you will be eligible for a bonus of up to 50% of your annual base salary (calculated as of January 1 of the year for which bonuses are awarded). Funding of the bonus program is at the discretion of the Company’s Board of Directors and is based upon their evaluation of the Company’s performance versus previously determined goals for the year. You will be eligible for inclusion in the Bonus Plan for the 2014 fiscal year, based upon your performance consistent with Company practices.

(3)	Restricted Stock Units. You will be granted three hundred fifty thousand (350,000) Restricted Stock Units (“RSUs”), pursuant to the Company’s 2012 Commencement Incentive Plan (the “2012 Plan”). This RSU grant will vest over four years, with 1/4 vesting on each of the first four anniversaries of your employment. Upon hire, you will receive an “Equity Award Agreement” under the 2012 Plan to confirm the terms and conditions of these grants, including the fact that grants under the 2012 Plan are subject in their entirety to the provisions of the 2006 Equity Plan such as continued employment to receive vested shares. A copy of the Prospectus for the 2006 Equity Plan will be provided to you when your employment begins. All grants under the “2012 Plan” are subject to shareholder notification through a press release.

Mr. Gregory Schiffman

November 13, 2013

(4)	Benefits. As an employee of StemCells, you will be eligible to participate in a comprehensive benefits program which currently includes: medical, dental and vision benefits for you and your dependents; term life insurance equivalent to two times your annual base salary up to $800,000; short and long-term disability insurance; and a 401(k) savings plan and employer match, which is currently made in Company stock. You will be eligible to participate in these plans on the first of the month following your start date, except that you may elect to participate in the 401(k) plan immediately. Details of these benefit plans will be provided to you upon your employment. Your paid time off (PTO) as a full-time employee will be 25 days (200 hours) per year, accrued at a rate of 7.69 hours per pay period, up to the maximum accrual permitted by Company policy. In addition, the Company currently offers eight paid holidays per year.

(5)	Temporary Housing Allowance. Commencing on your first day of employment, the Company will provide you with a temporary housing allowance, for a period not to exceed sixty (60) days without my prior written authorization, equal to your reasonable housing expenses here in the San Francisco Bay Area. You may submit receipts or other evidence of these expenses as they come due for reimbursement. This allowance will be subject to applicable withholding taxes.

(6)	Employment Documentation; Fitness to Work. As a condition of employment with StemCells, you will be required to: (1) sign and return both a copy of this letter and a copy of the enclosed Employment Agreement, which prohibits among other things the unauthorized use or disclosure of Company proprietary information and requires the assignment of intellectual property (IP) rights to any invention made by you as part of your work at StemCells; and (2) on or before the first day of your employment, provide documents from the enclosed List of Acceptable Documents which prove your identity and right to work in the United States. You will also be expected to (i) abide by Company rules and regulations, (ii) sign and comply with the Company’s Code of Ethics and Conduct, Harassment Policy and Publication Policy, and (iii) acknowledge in writing that you will read and comply with the Company’s Employee Handbook. You also must sign and return at least one week before your first day of employment the enclosed employment application and release authorization for a background check. This offer is contingent on satisfactory completion of reference checking by the Company.

You have an option to receive the Hepatitis B vaccine which is paid for by the Company. A form to elect or decline the vaccine is enclosed. Please fill out the form, sign and return it to Human Resources.

(7)

Confidentiality. As a Company employee, you will be expected not to use or disclose any confidential information, including trade secrets, of any former or current employer or any other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former or current employer or

Mr. Gregory Schiffman

November 13, 2013

other person to whom you have an obligation of confidentiality. During our discussions about your proposed job duties, you assured us that you would be able to perform your responsibilities within the guidelines just described.

(8)	At-Will Employment; Termination and Termination Benefits. As set forth in your Employment Agreement, your employment with StemCells will be on an at-will basis and for an unspecified duration, which means that neither this Letter Agreement nor any policy or procedure of StemCells (including the stock vesting and other payments made to you by the Company over time based on your continued employment with the Company), nor any verbal representation, shall confer any right to continuing employment. Either you or StemCells may terminate your employment relationship at any time with or without cause. In addition, the Company expressly reserves the right to modify your compensation and benefits from time to time as it deems necessary or advisable. In the event of termination of your employment, you will not be entitled to any severance pay or other benefits, damages or compensation of any kind, except as provided in this Letter Agreement.

If your employment with StemCells is involuntarily terminated without cause at any time, you will be provided with salary continuation and benefits continuation under COBRA from the date of termination until the date twelve (12) months after the effective date of termination equal to the salary which you were receiving at the time of such termination; payments shall be paid in accordance with the Company’s standard payroll practices upon the Company’s receipt of a signed general release of any claims, whether known or unknown, against the Company and its agents.

In the event of a Company change of control and either (i) your employment is involuntarily terminated, or (ii) you voluntarily terminate your employment because your job responsibilities have been materially and adversely impacted as a result of the change of control, you will be provided with salary continuation and benefits continuation under COBRA from the date of termination until the date twelve (12) months after the effective date of termination equal to the salary which you were receiving at the time of such termination; payments shall be paid in accordance with the Company’s standard payroll practices upon the Company’s receipt of a signed general release of any claims, whether known or unknown, against the Company and its agents.

If your employment is terminated for cause or you choose to resign without good cause, you will not be entitled to any severance payments or other benefits.

This letter, which includes your Employment Agreement, supersedes all prior discussions, agreements and writings with regard to your employment and any related matters. The terms of this conditional offer can only be amended in a written document signed by you and an officer of the Company. Also, final terms of your employment must be approved by the Company’s Compensation Committee.

Mr. Gregory Schiffman

November 13, 2013

Please indicate your acceptance of the terms and conditions of this conditional employment offer by signing this letter and the enclosed Employment Agreement and returning them both to me.

On behalf of the entire Company, I am delighted at the prospect of your joining us as Chief Financial Officer and EVP of Finance, as we work together to deliver the promise of this exciting technology to physicians and patients, while at the same time creating value for our employees and shareholders alike. We truly believe that you will greatly contribute to the success of StemCells, and we all look forward to working with you.

Sincerely,

/s/ Martin McGlynn

Martin McGlynn
President and CEO

Enclosures:	Employment Agreement
List of Acceptable Documents
Form to elect or decline Hepatitis B vaccine
Code of Ethics and Conduct
Release Authorization
Employment Application

I accept the foregoing conditional offer of employment on the terms and conditions outlined above.

/s/ Greg Schiffman	11-13-13
Mr. Gregory Schiffman	Date